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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20539


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                         Lithium Technology Corporation
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                               (Name of Issuer)

                     Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                    53680806
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                                (CUSIP Number)

                                Donald C. Taylor
                             475 Park Avenue South
                                   Suite 3300
                            New York, New York 10016
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 26, 1997
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.     536808306

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Donald C. Taylor
      Social Security Number: ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
      Not Applicable
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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                      7   SOLE VOTING POWER
                          140,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,892,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            140,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,892,500
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,032,500
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.62%
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  14  TYPE OF REPORTING PERSON*
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D


CUSIP No.     536808306

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Group III Capital, Inc.
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
      Not Applicable
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
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                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,892,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,892,500
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,892,500
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.96%
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  14  TYPE OF REPORTING PERSON*
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 2         Identity and Background.

Item 2 is hereby amended and supplemented to add the following:

        (a), (b), (c) and (f) This statement is being filed jointly by Donald C. Taylor and Group III Capital, Inc. ("Group III"), a New York corporation in the merchant banking business. Mr. Taylor and Group III are herein referred to as the Reporting Persons. Mr. Taylor is the President and a director of Group
        III. The business address of Mr. Taylor and Group III is 475 Park Avenue South, Suite 3300, New York, New York 10016. Mr. Taylor, a U.S. citizen, provides merchant banking services through Group III.

        (d) and (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

        Group III holds 192,500 shares of Common Stock and also holds a Warrant to purchase 2,800,000 shares of Common Stock (the "Warrant"). The Warrant has been amended to reflect certain adjustments due to Company events that triggered, among other things, certain anti-dilution provisions set forth in the Warrant. The Warrant has vested with respect to 1,700,000 shares of Common Stock.

Item 4         Purpose of Transaction.

        Item 4 is hereby amended and supplemented to add the following:

        As described in Item 3, Group III holds 192,500 shares of Common Stock and also holds a Warrant to purchase 2,800,000 shares of Common Stock. The Warrant has vested with respect to 1,700,000 shares of Common Stock.

        (a) Mr. Taylor, individually and through Group III, currently intends to continuously review his equity interest in the Issuer, and the Issuer's business affairs and financial condition. Depending on his evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer, the availability of funds, future opportunities, money and stock market conditions, and general economic conditions), Mr. Taylor may, and reserves the right to, dispose of all or a portion of his shares of common stock now held by him or



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        hereafter acquired in one or more privately negotiated transactions, on the open market or otherwise, or from time to time purchase additional shares of common stock of the Issuer.

        (b)-(j) No Reporting Person has any plans or proposals which relate to Items 4(b) through and including Item 4(j).

Item 5         Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented to add the following information:

        (a) Mr. Taylor beneficially owns 2,032,500 shares of Common Stock constituting 9.62% of the outstanding shares. The shares beneficially owned by Mr. Taylor include (i) 1,700,000 shares of Common Stock issuable upon exercise of the vested portion of the Warrant, (ii) 192,500 shares of Common Stock owned directly by Group III, (iii) 92,500 shares of Common Stock owned by the Taylor First Family Limited Partnership, and (iv) 47,500 shares of Common Stock owned directly by Mr. Taylor.

        Group III beneficially owns 1,892,500 shares of Common Stock constituting 8.96% of the outstanding shares. The shares beneficially owned by Group III consist of 192,500 shares of Common Stock owned directly by Group III and 1,700,000 shares of Common Stock issuable upon exercise of the vested portion of the Warrant.

        The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of December 31, 1997 at which time there were issued and outstanding 19,419,958 shares of the Issuer's Common Stock.

        (b) The number of shares as to which Mr. Taylor and Group III have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

        (i) Sole Voting Power. Mr. Taylor has sole voting power with respect to 140,000 shares of Common Stock beneficially owned.

        (ii) Shared Voting Power. Mr. Taylor and Group III have shared voting power with respect to 1,892,500 shares of Common Stock beneficially owned which shares relate to the 192,500 shares owned by Group III and the portions of the Warrant owned by Group III which have vested to date.

        (iii) Sole Dispositive Power. Mr. Taylor has sole power to dispose or to direct the disposition with respect to 140,000 shares of Common Stock beneficially owned.

        (iv) Shared Dispositive Power. Mr. Taylor and Group III have shared dispositive power with respect to 1,892,500 shares of Common Stock beneficially owned which shares relate to the



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        192,500 shares owned by Group III and the portions of the Warrant owned by Group III which have vested to date.

        (c) As described in Item 3 the Warrant held by Group III to purchase 2,800,000 shares of common stock has vested with respect to 1,700,000 shares of common stock.

        On June 26, 1997, Mr. Taylor transferred 192,500 shares of Common Stock to Group III. On October 24, 1997 the Taylor First Family Limited Partnership (the "FLP") transferred 26,000 shares of Common Stock, in payment of debts, at a price of $1.11 per share. On November 21, 1997, the FLP sold 16,000 shares of Common Stock in the open market at a price of $1.24 per share. On December 12, 1997, the FLP sold 15,000 shares of Common Stock in the open market at a price of $1.14 per share and sold 13,000 shares of Common Stock in the open market at a price of $0.99 per share. On December 22, 1997, the FLP sold 10,000 shares of Common Stock in the open market at a price of $1.00 per share. On December 31, 1997, the FLP sold 20,000 shares of Common Stock in the open market at a price of $0.99 per share.

        (d) Not applicable.

        (e) Not applicable.

Item 7         Material to Be filed as Exhibits.


        Exhibit 1 -- Joint Filing Agreement.




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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1998                   /s/ Donald C. Taylor
                                            ------------------------------------
                                                Donald C. Taylor




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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1998                   GROUP III CAPITAL, INC.



                                            By:/s/ Donald C. Taylor
                                               ---------------------------------
                                               Donald C. Taylor
                                               President